Exhibit 12.1

BROADVIEW NETWORKS HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Two Months	Ten Months
	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	Year Ended December 31,
	2003	2004	2004	2005	2006	2007
				(Dollars in thousands)

Earnings:
Loss from operations	$9,113	$(783)	$(13,081)	$(38,928)	$(41,251)	$(64,763)
Interest charges	3,033	704	3,399	17,842	25,463	34,390
Interest factor in operating rents(1)	360	121	524	2,341	2,542	3,684

Total loss	12,506	42	(9,158)	(18,745)	(13,246)	(26,689)

Fixed charges:
Interest charges	3,033	704	3,399	17,842	25,463	34,390
Interest factor in operating rents(1)	360	121	524	2,341	2,542	3,684

Total fixed charges	3,393	825	3,923	20,183	28,005	38,074

Ratio of earnings to fixed charges	3.69	—	—	—	—	—
Deficiency	$—	$(783)	$(13,081)	$(38,928)	$(41,251)	$(64,763)

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consists of interest expense and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.